BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC V2S 6J3

Telephone: (604) 870-9920 Toll Free: 800 828-1488 Fax: (604) 870-9930

Item 2: Date of Material Change

August 21, 2013

Item 3: News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on August 21, 2013 and was disseminated through the wire services of Marketwired.

Item 4: Summary of Material Change

SAMEX Pauses El Gringo Exploration And Evaluates Strategic Options

SAMEX Mining Corp. (TSX-V: SXG) (“SAMEX” or the “Company”) provides this updated news release in respect of its El Gringo copper-gold-silver prospect in Chile (the “El Gringo Project”) as previously updated in a news release dated May 30, 2013.

After consulting with several geological advisors however, the Company determined that the most recently received drill assays did not improve from the results announced on May 30, 2013. Irrespective of these efforts, the Company no longer has the capacity to continue independent exploration at its El Gringo Project and management has made the decision to halt exploration and explore strategic alternatives.

Item 5: Full Description of Material Change

SAMEX Pauses El Gringo Exploration And Evaluates Strategic Options

SAMEX Mining Corp. (TSX-V: SXG) (“SAMEX” or the “Company”) provides this updated news release in respect of its El Gringo copper-gold-silver prospect in Chile (the “El Gringo Project”) as previously updated in a news release dated May 30, 2013.

Following the resignation of former CEO Jeffrey P. Dahl in January of 2013, the board of directors of the Company embarked on a new strategic direction in an attempt to optimize exploration efforts in Chile. In light of the fact that the Company’s cash equivalent balance had already fallen 83% from its 2011 peak (from approximately $11.9 million down to $2.0 million), the new board emphasized allocating as much of the remaining capital as possible towards the goal of a resource discovery in Chile. The Company also engaged an entirely new geological team led by Juan Carlos Toro Taylor – one of Chile’s most renowned geologists with a track record of leading and participating in ore discoveries. After consulting with several geological advisors however, the Company determined that the most recently received drill assays did not improve from the results announced on May 30, 2013.

Irrespective of these efforts, the Company no longer has the capacity to continue independent exploration at its El Gringo Project and management has made the decision to halt exploration and explore strategic alternatives.

SAMEX has entered into discussions with multiple parties to identify and evaluate strategic alternatives. Strategic alternatives may include, but are not limited to: joint venturing or selling existing land concessions, optioning properties in other jurisdictions, or transitioning the company to a different segment of the mining industry. The Company cautions that while it is in the process of evaluating strategic alternatives, there are no assurances or guarantees that the pursuit of a strategic alternative will be successful.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7: Omitted Information

There is no omitted information.

Item 8: Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Sasan Sadeghpour, Director, Chairman and Interim CEO of the Issuer at (713) 956-5200, extension 102, who is knowledgeable about the material change.

Item 9: Date of Report

Dated at Houston, Texas, the 21st day of August, 2013.

“Sasan Sadeghpour”
Director, Chairman
and Interim CEO